VNET Group, Inc.

Guanjie Building Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District, Beijing, 100016

People’s Republic of China

January 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Disclosure Review Program

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Charles Guidry
Ms. Jennifer Gowetski

Re:	VNET Group, Inc. (the “Company”)
Responses to the Staff’s Comment Letter Dated December 21, 2023
File No. 001-35126

Dear Mr. Guidry and Ms. Gowetski:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 21, 2023 (the “Comment Letter”) on Form 20-F for the fiscal year ended December 31, 2022 publicly filed with the Commission on April 26, 2023 (the “Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 156

1.	With respect to your proposed disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Prior to filing your amendment, please revise to clarify without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

In response to the Staff’s comment, the Company proposes to file an amendment to Form 20-F to amend and restate in its entirety “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in the Amendment No. 1 as follows (with changes in response to the Staff’s follow-up comment shown in underlines):

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On December 16, 2021, the Public Company Accounting Oversight Board, or the PCAOB, issued a report to notify the SEC its determinations that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and identified the registered public accounting firms that were subject to such determinations. Our former auditor was identified by the PCAOB and was subject to the determination. On May 26, 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer under the Holdings Foreign Companies Accountable Act, or the HFCA Act, following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report.

As of the date of this annual report, (i) to our best knowledge, except for (a) a 49% equity interest in Shanghai Wantong VNET Information Technology Co., Ltd., a subsidiary of one of the VIEs, Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Shanghai and (b) a 40% equity interest in Hangzhou Hanggang Shilian Cloud Technology Co., Ltd., a subsidiary of Beijing Yiyun Network Technology Co., Ltd., which is beneficially owned by a PRC state-owned enterprise in Hangzhou, Zhejiang province, none of ordinary shares of, or equity interest in, VNET Group, Inc., its subsidiaries, the VIEs, and the VIEs’ subsidiaries is held by governmental entities in mainland China, Hong Kong, Singapore, the British Virgin Islands or the Cayman Islands in which such entities are incorporated; (ii) to our best knowledge, no governmental entities in mainland China, the applicable foreign jurisdiction with respect to our independent registered public accounting firm, have a controlling financial interest with respect to VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries; (iii) to our best knowledge, no member of the boards of directors of VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries is an official of the Chinese Communist Party; and (iv) the currently effective memorandum and articles of associate of each of VNET Group, Inc., its subsidiaries, the VIEs and the VIEs’ subsidiaries do not contain charter or the text of charter of the Chinese Communist Party.

2.	We note your response to prior comment 2 that, after certain inquiries, nothing has come to the Company’s attention suggesting that Mr. Dong is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in him being considered an official of the Chinese Communist Party. We further note Mr. Dong served in various roles at China Investment Corporation, a wholly state-owned company, for over a decade, focusing on mergers and acquisitions and asset investments. Please more specifically describe his titles, roles and responsibilities at China Investment Corporation and how you consider them in your determination.

In response to the Staff’s comment, the Company would like to note that Item 16(I) of Form 20-F, Commission Final Release on Holding Foreign Companies Account Act Disclosure (the “Final Rule”) and the Holding Foreign Companies Accountable Act itself do not require a registrant to disclose the name of each official of the Chinese Communist Party who is not a member of the board of directors of the registrant or the operating entity with respect to the registrant. The modifier “who is a member of the board of directors” is used in the very first instance in the Holding Foreign Companies Accountable Act itself and elsewhere in the related Commission’s rulemaking process and 20-F form requirements, which the Company believes demonstrates the congressional and the Commission’s intent. As the Company has previously stated in its response letter dated December 1, 2023, while Mr. Jie Dong is the CEO of the Company, he is not a member of the board of directors of the Company or any consolidated operating entity of the Company. Accordingly, the Company does not believe Item 16(I) of Form 20-F, the Final Rule or the Holding Foreign Companies Accountable Act requires the Company to specifically disclose the information as requested by the Staff, and the determination on whether Mr. Dong is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in him being considered an official of the Chinese Communist Party should not be relevant for the purpose of determining whether the Company has satisfied the disclosure requirement under Item 16(I) of Form 20-F.

Notwithstanding of the foregoing, the Company respectfully submits the below information to address the Staff’s comments. Based on Mr. Dong’s responses to the Company’s questionnaires and inquiries, Mr. Dong worked in four departments at China Investment Corporation, or CIC, from 2008 to 2020. The positions and major responsibilities that Mr. Dong had served at CIC are as follows.

●	From 2008 to 2010, Mr. Dong served as an associate in the Alternative Investment Department of CIC. Mr. Dong performed a supporting role in conducting research about global fund managers’ investment strategies for the purposes of making investment decisions.

●	From 2010 to 2012, Mr. Dong served as a vice president in the Special Investment Department of CIC. His major responsibilities were to assist in executing CIC’s investments in funds managed by several renowned fund managers.

●	From 2013 to 2015, Mr. Dong served as a senior vice president in the Private Equity Investment Department of CIC. Mr. Dong performed a leading role in executing investments in several funds managed by renowned fund managers, as well as private equity investments in corporations.

●	From 2016 to 2020, Mr. Dong served as a director in the Real Estate Investment Department of CIC. He was responsible for strategy/portfolio investments and asset management, such as investments in real estate funds, as well as direct investments or co-investments in commercial real estate and alternative assets globally.

The Company believes that because Mr. Dong’s positions and responsibilities at CIC were focused on research, transaction execution and oversight for investments and asset management projects as a professional, his past work experience at CIC and membership in the Chinese Communist Party do not lead to a conclusion that Mr. Dong is an official of the Chinese Communist Party. In addition, Mr. Dong has confirmed that he had never been an official of the Chinese Communist Party during his service at CIC. The Company has taken into consideration Mr. Dong’s responses to its questionnaires and inquiries, including his titles, roles and responsibilities at CIC, to the extent such information is known to the Company, in its determination process.

After taking the steps set forth in the Company’s previous responses to the Staff’s comments and herein, nothing has come to the Company’s attention suggesting that Mr. Dong was an official of the Chinese Communist Party during his service at CIC or had any memberships or affiliations that could reasonably result in him being considered an official of the Chinese Communist Party.

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If you have any questions regarding this submission, please contact the Company’s U.S. counsel Will H. Cai of Cooley LLP by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Qiyu Wang
Qiyu Wang
Chief Financial Officer

cc:	Will H. Cai, Esq. Cooley LLP